Exhibit 12.1
FelCor Lodging Limited Partnership
Computation of Ratio of Earnings to Combined Fixed Charges

	Nine Months Ended
	September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Income (loss) from continuing operations	(57,864)	(32,185)	(121,667)	54,660	6,057	(21,226)	(84,599)
Equity in loss (income) of unconsolidated entities	3,197	1,064	10,932	(20,357)	(11,537)	(10,169)	(17,121)

Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	(54,667)	(31,121)	(110,735)	34,303	(5,480)	(31,395)	(101,720)

Fixed charges:
Interest expense	69,074	76,112	100,411	98,929	114,909	125,707	138,873
Capitalized interest	565	1,081	1,350	4,807	4,916	1,874	1,489

The sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness	69,639	77,193	101,761	103,736	119,825	127,581	140,362
Amortization of capitalized interest	1,391	1,332	1,832	1,737	1,359	1,039	891
Distributed income of equity investees	2,256	2,044	2,972	946	3,632	1,062	11,932
Interest capitalized	(565)	(1,081)	(1,350)	(4,807)	(4,916)	(1,874)	(1,489)

Earnings	18,054	48,367	(5,520)	135,915	114,420	96,413	49,976

Fixed charges	69,639	77,193	101,761	103,736	119,825	127,581	140,362

Ratio of Earnings to Fixed Charges	0.26	0.63	(0.05)	1.31	0.95	0.76	0.36

Deficiency	51,585	28,826	107,281		5,405	31,168	90,386